[GRAPHIC OMITTED]


     KENMAR



Allocation of
Assets to Advisors


------------------------------

             June 1      May 1
              1999       1999
              ----       ----

Dreiss         15%       17%

Hirst          24%       24%

Hyman Beck     25%       24%

Sunrise        25%       24%

Willowbridge   11%       11%

------------------------------



--------------------------------------------------------------------------------



KENMAR GLOBAL TRUST
May 1999 Summary

June 14,1999

Following the solid gains of the prior month, Kenmar Global Trust ("KGT")ended May down 7.5% as formerly trending markets grew more volatile. As of May 31, 1999, the net asset value per unit was $100.75. Profitable positions in interest rates and grains failed to offset losses in currencies, stock indices, energy, metals and tropicals.

The largest gains of the period were recorded in U.S. interest rates as bond prices mirrored the DOW's decline on renewed concerns of higher U.S. rates. Smaller gains were also achieved in the soybean complex as prices continued a decline begun in the prior month,

Most of the reversal occurred at month end, when market sentiment seemed to shift from hopes of a global recovery to a sense that investor optimism had outpaced economic fundamentals. KGT's decline for the month reflected its significant weighting in the traditional commodities where prices softened as expectations for improved demand were dampened. Nonetheless, some of our traders believe that economic progress in Asia and other emerging markets will eventually produce increased global interest in agricultural, metals and energy products, creating profit opportunities for KGT down the road.

As the recent volatility in financial markets demonstrated, a global trading environment in which the U.S. central bank announces a tightening bias with regard to monetary policy can be a hazardous one. We believe that investors who maintain the discipline of diversification and have added a noncorrelated asset class to their portfolio are practicing a sound investment strategy that may benefit them over the long term.

To the best of my knowledge and belief, the information above is accurate and complete.

Sincerely,


/s/ Bob

Robert L Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


Performance shown is net of all fees and expenses.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

  TWO AMERICAN LANE o PO BOX 5150 o GREENWICH, CT 0683-8150 o TEL 203.861.1000
                               o FAX 203.861.1095

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                        For the Month Ending May 31, 1999

                           STATEMENT OF INOOME (LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                     ($  109,206.07)
Change in Unrealized Gain/(Loss)                                 ($1,663,758.30)
Gain/(Loss) on Other Investments                                  $        0.00
Brokerage Commission                                             ($  243,022.97)
                                                                  -------------
Total Trading income                                             ($2,015,987.34)

Expenses
Audit Fees                                                        $        0.00
Administrative and Legal Fees                                     $   88,108.38
Management Fees                                                   $        0.00
Incentive Fees                                                   ($   23,167.68)
Other Expenses                                                    $        0.00
                                                                  -------------
Total Expenses                                                    $   64,940.70

Interest income                                                   $   85,206.11

Net income (Loss) from the Period                                ($1,995,721.93)
                                                                  =============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month              $26,511,592.66
Addition                        $   538,800.00
Withdrawal                      ($  410,689.10)
Net income/(Loss)               ($1,995,721.93)
                                --------------
Month End                       $24,643,981.63

Month End NAV Per Unit          $       100.75
Monthly Rate of Return                  -7.53%
Year to Date Rate of Return            -10,99%


        To the best of our knowledge and belief, the Information above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman. President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust